Exhibit 12

GTE Hawaiian Telephone Company Incorporated

STATEMENTS OF THE CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)


                                                   Years Ended December 31,
                                     ----------------------------------------------------
                                     1995     1994     1993    1993(a)     1992      1991
                                     ----     ----     ----    -------     ----      ----
Net earnings available for fixed
charges:
  Income before extraordinary       $37,901  $29,799  $43,175  $(5,042)  $ 43,590  $ 46,698
  charges
  Add - Income taxes                 15,023   12,613   20,193   (9,865)    24,228    16,115
      - Fixed charges                46,063   41,328   36,327   36,327     34,214    38,243
                                    -------  -------  -------  -------   --------  --------

Adjusted earnings:                  $98,987  $83,740  $99,695  $21,420   $102,032  $101,056
                                    =======  =======  =======  =======   ========  ========

Fixed charges:
  Interest expense                  $41,789  $36,104  $31,660  $31,660   $ 29,214  $ 33,843
  Portion of rent expense
      representing interest           4,274    5,224    4,667    4,667      5,000     4,400
                                    -------  -------  -------  -------   --------  --------

Adjusted fixed charges:             $46,063  $41,328  $36,327  $36,327   $ 34,214  $ 38,243
                                    =======  =======  =======  =======   ========  ========

RATIO OF EARNINGS TO FIXED
  CHARGES:                             2.15     2.03     2.74       --       2.98      2.64




(a) Results for 1993 include an after-tax restructuring charge of approximately $48 million for the implementation of a re-engineering plan. Earnings were not adequate to cover fixed charges in 1993. The amount of such deficiency was $15 million for the year ended December 31, 1993.